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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NOTICE TO THE MARKET

Embraer S.A. (“Embraer” or the “Company”) informs its shareholders and the market that it became aware on this date of the Brazilian Federal Government’s decision to unilaterally reduce by 25% the total value of Contracts 002/DCTA-COPAC/2014 and 10/DCTA-COPAC/2014, signed in 2014 between the Federal Government, Embraer, and one of its subsidiaries (“Contracts”). The Contracts contemplate the supply of 28 KC-390 aircraft by Embraer to the Federal Government.

As soon as it is formally notified by the Federal Government, the Company will seek legal measures relating to the economic and financial rebalancing of the Contracts, as well as evaluating the effects of the reduction of the Contracts on its business and results.

Embraer reinforces its commitment to the KC-390/C-390 Millennium project, the new generation multi-mission aircraft, as well as its belief in the export potential of this product, which brings unique innovations in its category and which has already been acquired by two European nations.

Finally, Embraer reiterates its role as a strategic partner of the Brazilian Air Force in the development and implementation of high added value technological solutions and products, a partnership established for over 50 years.

São José dos Campos, November 12, 2021.

Antonio Carlos Garcia
Executive Vice-President and CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2021

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations